SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___) *

ThredUp Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

Title of Class of Securities)

88556E102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88556E102	13G

1.	Names of Reporting Persons Redpoint Ventures IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,226,908 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,226,908 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,226,908 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.4% of Common Stock (12.2% of Class A Common Stock) (3)(4)(5)
12.	Type of Reporting Person (see instructions) PN

(1)	This statement on Schedule 13G is filed by Redpoint Ventures IV, L.P., a Delaware limited partnership (“RV IV”), Redpoint Associates IV, LLC, a Delaware limited liability company (“RA IV”) and Redpoint Ventures IV, LLC, a Delaware limited liability company (“RV IV LLC,” together with RV IV and RA IV, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 7,046,236 shares of Class B Common Stock held by RV IV, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons, and (ii) 180,672 shares of Class B Common Stock held by RA IV, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons. RV IV LLC serves as the sole general partner of RV IV. As such, RV IV LLC possesses power to direct the voting and disposition of the shares owned by RV IV and may be deemed to have indirect beneficial ownership of the shares held by RV IV. RV IV LLC and RA IV are under common control. RV IV LLC owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.

(3)	The Common Stock beneficial ownership percentage is based on a total of 97,492,140 shares of Common Stock (52,241,001 shares of Class A Common Stock and 45,251,139 shares of Class B Common Stock) outstanding as of November 1, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 9, 2021.

(4)	The Class A Common Stock beneficial ownership percentage is based on 52,241,001 shares of the Issuer’s Class A Common Stock outstanding as of November 1, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 9, 2021, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.

(5)	The shares held by the Reporting Persons represent 14.3% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 88556E102	13G

1.	Names of Reporting Persons Redpoint Associates IV, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,226,908 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,226,908 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,226,908 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.4% of Common Stock (12.2% of Class A Common Stock) (3)(4)(5)
12.	Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 7,046,236 shares of Class B Common Stock held by RV IV, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons, and (ii) 180,672 shares of Class B Common Stock held by RA IV, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons. RV IV LLC serves as the sole general partner of RV IV. As such, RV IV LLC possesses power to direct the voting and disposition of the shares owned by RV IV and may be deemed to have indirect beneficial ownership of the shares held by RV IV. RV IV LLC and RA IV are under common control. RV IV LLC owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.

(3)	The Common Stock beneficial ownership percentage is based on a total of 97,492,140 shares of Common Stock (52,241,001 shares of Class A Common Stock and 45,251,139 shares of Class B Common Stock) outstanding as of November 1, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 9, 2021.

(4)	The Class A Common Stock beneficial ownership percentage is based on 52,241,001 shares of the Issuer’s Class A Common Stock outstanding as of November 1, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 9, 2021, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.

(5)	The shares held by the Reporting Persons represent 14.3% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 88556E102	13G

1.	Names of Reporting Persons Redpoint Ventures IV, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,226,908 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,226,908 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,226,908 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.4% of Common Stock (12.2% of Class A Common Stock) (3)(4)(5)
12.	Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 7,046,236 shares of Class B Common Stock held by RV IV, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons, and (ii) 180,672 shares of Class B Common Stock held by RA IV, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons. RV IV LLC serves as the sole general partner of RV IV. As such, RV IV LLC possesses power to direct the voting and disposition of the shares owned by RV IV and may be deemed to have indirect beneficial ownership of the shares held by RV IV. RV IV LLC and RA IV are under common control. RV IV LLC owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.

(3)	The Common Stock beneficial ownership percentage is based on a total of 97,492,140 shares of Common Stock (52,241,001 shares of Class A Common Stock and 45,251,139 shares of Class B Common Stock) outstanding as of November 1, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 9, 2021.

(4)	The Class A Common Stock beneficial ownership percentage is based on 52,241,001 shares of the Issuer’s Class A Common Stock outstanding as of November 1, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 9, 2021, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.

(5)	The shares held by the Reporting Persons represent 14.3% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 88556E102	13G

Introductory Note: This statement on Schedule 13G is being filed by the Reporting Persons in respect of shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of ThredUp, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:

ThredUp Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

969 Broadway, Suite 200

Oakland, CA 94607

Item 2(a).	Name of Person(s) Filing:

Redpoint Ventures IV, L.P. (“RV IV”)

Redpoint Associates IV, LLC (“RA IV”)

Redpoint Ventures IV, LLC (“RV IV LLC”)

Item 2(b).	Address of Principal Business Office:

Redpoint Ventures

2969 Woodside Road

Woodside, California 94062

Item 2(c).	Citizenship:

RV IV is a Delaware limited partnership.

RA IV is a Delaware limited liability company.

RV IV LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

88556E102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No. 88556E102	13G

Item 4(a).	Amount Beneficially Owned:
Item 4(b).	Percent of Class:
Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the ownership of the Class A common stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021:

Reporting Persons	Class A Common Stock Held Directly (1)	Class B Common Stock Held Directly (1)	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1)(3)(4)(5)
RV IV	0	7,046,236	7,226,908	7,226,908	7,226,908	7.4% of Common Stock (12.2% of Class A Common Stock)
RA IV	0	180,672	7,226,908	7,226,908	7,226,908	7.4% of Common Stock (12.2% of Class A Common Stock)
RV IV LLC (2)	0	0	7,226,908	7,226,908	7,226,908	7.4% of Common Stock (12.2% of Class A Common Stock)

(1)	Represents the number of shares beneficially owned by the Reporting Persons as of December 31, 2021.
(2)	RV IV LLC serves as the sole general partner of RV IV. As such, RV IV LLC possesses power to direct the voting and disposition of the shares owned by RV IV and may be deemed to have indirect beneficial ownership of the shares held by RV IV. RV IV LLC and RA IV are under common control. RV IV LLC owns no securities of the Issuer directly.
(3)	The Common Stock beneficial ownership percentage is based on a total of 97,492,140 shares of Common Stock (52,241,001 shares of Class A Common Stock and 45,251,139 shares of Class B Common Stock) outstanding as of November 1, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 9, 2021.
(4)	The Class A Common Stock beneficial ownership percentage is based on 52,241,001 shares of the Issuer’s Class A Common Stock outstanding as of November 1, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 9, 2021, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.
(5)	The shares held by the Reporting Persons represent 14.3% of the combined voting power of the Issuer’s Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

CUSIP No. 88556E102	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

REDPOINT VENTURES IV, L.P.
By its General Partner, Redpoint Ventures IV, LLC

By:	/s/ Tim Haley
Name: Tim Haley
Managing Director

REDPOINT ASSOCIATES IV, LLC

By:	/s/ Tim Haley
Name: Tim Haley
Managing Director

REDPOINT VENTURES IV, LLC

By:	/s/ Tim Haley
Name: Tim Haley
Managing Director

Exhibit(s):

99.1:       Joint Filing Statement

Exhibit 99.1

CUSIP No. 23257B 107	13G

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Class A Common Stock of ThredUp Inc.

Dated: February 11, 2022

REDPOINT VENTURES IV, L.P.
By its General Partner, Redpoint Ventures IV, LLC

By:	/s/ Tim Haley
Name: Tim Haley
Managing Director

REDPOINT ASSOCIATES IV, LLC

By:	/s/ Tim Haley
Name: Tim Haley
Managing Director

REDPOINT VENTURES IV, LLC

By:	/s/ Tim Haley
Name: Tim Haley
Managing Director